PAUL, WEISS, RIFKIND, WHARTON & GARRISON

SOLICITORS AND INTERNATIONAL LAWYERS

寶維斯律師事務所

香港及國際律師

12TH FLOOR, HONG KONG CLUB BUILDING 3A CHATER ROAD, CENTRAL, HONG KONG

TELEPHONE (852) 2536-9933 FACSIMILE (852) 2536-9622

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT E-MAIL ADDRESS

WRITER'S DIRECT FACSIMILE

PARTNERS
JEANETTE K. CHAN
JOHN E. LANGE

SUPPL

08000072

Rule 12g3-2(b) File No. 82-34792

January 4, 2008

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

PROCESSED
JAN 1 0 2008
THOMSON FINANCIAL

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

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This letter, together with the enclosure listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Jeanette K. Chan

Enclosure

ANNEX A

Date	Description
December 13, 2007	Share Award Scheme

Tencent腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

SHARE AWARD SCHEME

The Board has adopted the Scheme in which the Eligible Persons will be entitled to participate. Pursuant to the Scheme, Shares will be acquired by the independent Trustee at the cost of the Company or Shares will be allotted to the independent Trustee under general mandates granted or to be granted by shareholders of the Company at general meetings from time to time and be held in trust for the Awarded Persons (excluding directors of the Group) until the end of each vesting period. Awards to directors of the Group will require compliance with the Chapter 14A of the Listing Rules. Vested Shares will be transferred at no cost to the Awarded Persons. The number of Shares to be awarded under the Scheme throughout its duration is limited to two per cent of the issued share capital of the Company as at the Adoption Date.

The Board has adopted the Scheme on the Adoption Date. A summary of the Scheme Rules is set out below.

Purposes and Objectives

To recognize the contributions by certain Eligible Persons and to provide them with incentives in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Administration

The Scheme shall be subject to the administration of the Board or the Trustee (if the Trustee is appointed by the Company) in accordance with the rules of the Scheme and the terms of the Trust Deed (in case where the Trustee is appointed).

Duration

Unless early termination by the Board, the Scheme shall be valid and effective for a term of 10 years commencing on the Adoption Date.

Maximum Limit

The Board shall not make any further award of Shares which will result in the aggregate number of shares awarded by the Board throughout the duration of the Scheme to be in excess of two percent (2%) (i.e. 35,755,232 Shares) of the issued share capital of the Company as at the Adoption Date (i.e. 1,787,761,623 Shares). The maximum number of Shares which may be awarded to an Awarded Person under the Scheme shall not exceed one percent (1%) (i.e. 17,877,616 Shares) of the issued share capital of the Company as at the Adoption Date.

General mandate to issue Awarded Shares

Pursuant to the Scheme, Shares will be acquired by the independent Trustee at the cost of the Company or Shares will be allotted to the independent Trustee under general mandates granted or to be granted by shareholders of the Company at general meetings from time to time and be held in trust for the Awarded Persons (excluding directors of the Group) until the end of each vesting period. Vested Shares will be transferred at no cost to the Awarded Persons. The Company shall comply with the relevant Listing Rules when granting the Awarded Shares. The Company intends to use the general mandate available at the time of granting the Awarded Shares in accordance with the Scheme.

Awards to Directors

Awards may be made by the Board to Eligible Persons, including directors of the Group. If Awards are made to directors of the Group, such awards shall constitute connected transactions under Chapter 14A of the Listing Rules and the Company shall comply with the relevant requirements under the Listing Rules.

Restrictions

No Award shall be made by the Board and no instructions to acquire Shares and allot new Shares shall be given by the Board or the Trustee under the Scheme where any director is in possession of unpublished price-sensitive information in relation to the Group or where dealings by directors are prohibited under any code or requirement of the Listing Rules and all applicable laws from time to time.

Operation of Scheme

Pursuant to the Scheme, the Board shall select the Awarded Person(s) and determine the number of Shares to be awarded.

The Board shall, in respect of each Awarded Person, cause to be paid the Reference Amount from the Company's resources into the Account or to the Trustee to be held on trust for the relevant Awarded Person for the purchase and/or subscription of the Awarded Shares as soon as practicable after the Reference Date.

When the Awarded Person has satisfied all vesting conditions specified by the Board at the time of making the Award and become entitled to the Shares forming the subject of the Award, the Trustee shall transfer the relevant vested Shares to that Awarded Person at no cost.

Vesting and Lapse

Awarded Shares and the related income derived therefrom are subject to a vesting scale to be determined by the Board at the date of grant of the Award. Vesting of the Shares will be conditional on the Awarded Person satisfying all vesting conditions specified by the Board at the time of making the Award until and on each of the relevant vesting dates and his/her execution of the relevant documents to effect the transfer from the Trustee.

An Award shall automatically lapse when an order for the winding-up of the Company is made or a resolution is passed for the voluntary winding-up of the Company (otherwise than for the purposes of, and followed by, an amalgamation or reconstruction in such circumstances that substantially the whole of the undertaking, assets and liabilities of the Company pass to a successor company), save that in the case when an Awarded Person dies, or, in case that the Awarded Person is an employee of the Group, retires at his/her normal retirement date or earlier by agreement prior to a vesting date, all the awarded Shares and the related income shall be deemed to be vested on the day immediately prior to his/her death or retirement. If the Award would otherwise become bona vacantia, the Award shall be deemed to be cancelled and the Awarded Amount shall cease to be transferable, and the entire Reference Amount attributable to the relevant Awarded Person shall be taken out of the Account or the trust fund managed by the Trustee and returned to the Company immediately. In such case where the Reference Amount is returned to the Company, the relevant Awarded Shares shall not be counted for the purpose of the Scheme limit.

In the event that prior to or on the Vesting Date, an Awarded Person is found to be an Excluded Person, the relevant part of the Award made to such Awarded Person shall automatically lapse forthwith and the relevant Awarded Shares shall not vest on the relevant Vesting Date and the relevant Reference Amount so paid by the Company shall be taken out of the Account or the trust fund managed by the Trustee and returned to the Company immediately. In such case, where the Reference Amount is returned to the Company, the relevant Awarded Shares shall not be counted for the purpose of the Scheme limit.

If there occurs an event of change in control (as specified in The Hong Kong Codes on Takeovers and Mergers and Share Repurchases from time to time) of the Company, whether by way of offer, merger, scheme of arrangement or otherwise, all the Awarded Shares shall immediately vest on the date when such change in control event becomes or is declared unconditional and such date shall be deemed the Vesting Date.

Voting Rights

The Trustee shall not exercise the voting rights in respect of any Shares held by it under the Trust (including but not limited to the Awarded Shares and any bonus Shares and scrip Shares derived therefrom).

Termination

The Scheme shall terminate on the earlier of the tenth (10th) anniversary date of the Adoption Date or such date of early termination as determined by the Board provided that such termination shall not affect any subsisting rights of the Awarded Persons.

Upon all the Awarded Shares of the Awarded Persons granted under the Scheme have vested, the Residual Cash for the Awarded Persons and such other funds remaining in the Account or the trust fund managed by the Trustee (after making appropriate deductions in respect of all disposal costs, liabilities and expenses) shall be remitted to the Company forthwith.

Definitions

"Account"	the bank account opened in the name of the Company to be operated solely for the purposes of operating the Scheme and the funds thereof to be held on trust by the Company for the Awarded Persons
"Award"	an award of Shares by the Board pursuant to the Scheme to an Awarded Person
"Awarded Amount"	in respect of an Awarded Person, the closing price of the Shares as quoted on the Stock Exchange as at the Reference Date multiplied by the number of the Awarded Shares comprised in the Award
"Awarded Person(s)"	Any Eligible Persons (other than any Excluded Person) whom the Board may, from time to time, at its absolute discretion select for participation in the Scheme

"Awarded Shares"	in respect of an Awarded Person, such number of Shares determined by the Board and (i) issued by the Company to the Awarded Person, or (ii) purchased by the Trustee on the market, in either case out of cash paid by the Company by way of settlement to the Trustee pursuant to the Scheme
"Adoption Date"	13 December 2007, being the date on which the Board adopted the Scheme
"Board"	the board of directors of the Company, such committee or sub-committee or person(s) delegated with the power and authority by the board of directors of the Company to administer the Scheme
"Company"	Tencent Holdings Limited, a company incorporated in the Cayman Islands
"Eligible Persons"	any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity and any consultant, adviser or agent of any member of the Group, have contributed or will contribute to the growth and development of the Group or any Invested Entity
"Excluded Person"	(i) at the time of the proposed grant of an Award, any connected person (as defined under the Listing Rules) of the Company other than directors of any member of the Group, or (ii) any Eligible Person who is resident in a place where the award of the Awarded Shares and/or the vesting and transfer of the Awarded Shares pursuant to the terms of the Scheme is not permitted under the laws and regulations of such place or where in the view of the Board or the Trustee (as the case may be), compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such Eligible Person
"Group"	the Company and its Subsidiaries
"Invested Entity"	any entity in which the Group holds an equity interest

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Reference Amount"	the sum of (X) the Awarded Amount and (Y) the related purchase expenses (including for the time being, the brokerage fee, stamp duty, SFC transaction levy, Stock Exchange trading fee) and such other necessary expenses required for the completion of the purchase of all the Awarded Shares
"Reference Date"	in respect to an Awarded Person, the date of final approval by the Board of the total number of Shares to be awarded to the relevant Awarded Person on a single occasion pursuant to the Scheme
"Residual Cash"	in respect of an Awarded Person, being cash remaining in the Account or any trust fund set up by the Trustee in respect of his Award (including interest income derived from deposits maintained with licensed banks in Hong Kong) which has not been applied in the acquisition or subscription of his Awarded Shares, such as cash dividend.
"Scheme"	the "Share Award Scheme" constituted by the rules hereof, in its present form or as amended from time to time in accordance with the provisions thereof
"Shares"	ordinary shares of HKD0.0001 each in the capital of the Company (or of such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time)
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning given under section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere
"Trust"	the trust constituted by the Trust Deed

"Trust Deed"	a trust deed to be entered into between the Company and the Trustee (as restated, supplemented and amended from time to time) in respect of the appointment of the Trustee for the administration of the Scheme
"Trustee"	the trustee corporation or trustee corporations to be appointed by the Company for the administration of the Scheme
"Vesting Date"	in respect of an Awarded Person, the date on which his entitlement to the Awarded Shares accrues in accordance with the terms of the Scheme

By Order of the Board
Ma Huateng
Chairman

13 December 2007

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

END